FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

Zank   Dennis   W.
(Last)   (First)   (Middle)

880 Carillon Parkway
(Street)

St. Petersburg   FL   33716
(City)   (State)   (ZIP)

2. Issuer Name and Ticker or Trading Symbol

Raymond James Financial (RJF)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year

December 16, 2002

5. If Amendment Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

__X__ Director   _____ 10% Owner

__X__ Officer (give title below)   _____ Other (specify below)

President - RJA

7. Individual or Joint/Group Filing (Check Applicable Line)

__X__ Form filed by One Reporting Person

____ Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Ye	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Raymond James Financial, Inc. (RJF)			Code	V	Amount	(A) or (D)	Price			
RJF Common Stock	12/13/2002		A		1,870	A	$ -	53,708	D	
RJF Common Stock								17,336	I	ESOP

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

FORM 4 (continued)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3.A Deemed Execution Date if any (Month/Day/Y)	4. Transaction Code (Instr. 8)		5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount Underlying Securities (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of derivative Month (Instr. 4)	10. Ownership Form of Security Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount Number of Shares				
Employee Stock Option (Right to buy)								**Current**	**1/18/2003**	**Common Stock**	**9,000**	**22.1667**			
Employee Stock Option (Right to buy)								**Current**	**1/18/2005**	**Common Stock**	**1,800**	**20.6300**			
Employee Stock Option (Right to buy)								**11/18/02-11/18/04**	**1/18/2005**	**Common Stock**	**4,200**	**20.6300**			
Employee Stock Option (Right to buy)								**11/28/04-1/02/07**	**1/28/2007**	**Common Stock**	**10,000**	**32.0000**			
Employee Stock Option (Right to buy)								**12/10/05-12/10/07**	**2/10/2008**	**Common Stock**	**23,684**	**31.5500**			
Employee Stock Option (Right to buy)								**12/10/05-12/10/07**	**2/10/2008**	**Common Stock**	**1,316**	**31.5500**	**50,000**	**D**	

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/S/ DENNIS W. ZANK   12/16/2002
**Signature of Reporting Person   Date

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